Exhibit 99.1

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

		March 31,	December 31,
	Note	2023	2022
		$	$
CURRENT ASSETS
Cash and cash equivalents	4	522,067	194,471
Short-term bank deposits	4	82,067	157,631
Receivables, prepaids and deposits		4,223	3,990
		608,357	356,092

NON-CURRENT ASSETS
Associates and other investments	5	30,462	31,343
Loans to Exar Capital	6	267,661	223,122
Investment in Cauchari-Olaroz Project	6	40,012	41,507
Long-term receivable from JEMSE		6,956	6,813
Property, plant and equipment	7	35,643	9,026
Exploration and evaluation assets	8	339,292	348,645
		720,026	660,456
TOTAL ASSETS		1,328,383	1,016,548

CURRENT LIABILITIES
Accounts payable and accrued liabilities		34,428	16,540
Current portion of long-term liabilities		2,247	3,105
GM transaction derivative liability	9	24,134	-
		60,809	19,645
NON-CURRENT LIABILITIES
Convertible senior notes	10	207,679	204,472
Decommissioning provision		478	478
Other liabilities	11	5,568	7,951
		213,725	212,901
TOTAL LIABILITIES		274,534	232,546

SHAREHOLDERS’ EQUITY
Share capital		1,305,558	1,029,485
Contributed surplus		30,399	30,226
Accumulated other comprehensive loss		(3,487)	(3,487)
Deficit		(278,621)	(272,222)
TOTAL SHAREHOLDERS’ EQUITY		1,053,849	784,002
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,328,383	1,016,548

Subsequent events (Note 20)

Approved for issuance on May 15, 2023

On behalf of the Board of Directors:

“Fabiana Chubbs”	“George Ireland”
Director	Director

1

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three Months Ended March 31,
	Note	2023	2022
		$	$
EXPENSES
Exploration and evaluation expenditures	15	(7,600)	(10,209)
General and administrative	14	(5,958)	(3,529)
Equity compensation	12	(987)	(943)
Share of loss of Cauchari-Olaroz Project	6	(2,211)	(1,149)
Share of loss of Arena Minerals	5	(370)	(169)
		(17,126)	(15,999)
OTHER ITEMS
Transaction costs		(5,838)	-
Gain/(loss) on financial instruments measured at fair value	5,9,10	9,568	(49,314)
Gain on modification of the loans to Exar Capital		-	20,354
Finance costs	16	(5,436)	(5,312)
Foreign exchange gain		1,582	350
Finance and other income	17	10,851	3,790
		10,727	(30,132)
NET LOSS		(6,399)	(46,131)

TOTAL COMPREHENSIVE LOSS		(6,399)	(46,131)
BASIC AND DILUTED LOSS PER SHARE		(0.04)	(0.35)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- BASIC AND DILUTED		142,801	130,545

2

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in thousands of US dollars, shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive loss	Deficit	Shareholders’ equity
	of shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance December 31, 2021	120,831	689,993	28,463	(3,487)	(178,654)	536,315
Shares issued on conversion of RSUs, DSUs and exercise of stock options	362	2,383	(1,061)	-	-	1,322
Shares issued pursuant to the acquisition of Millennial	13,199	333,812	-	-	-	333,812
Equity compensation	-	-	943	-	-	943
RSUs issued in lieu of accrued bonuses	-	-	1,374	-	-	1,374
DSUs issued in lieu of directors' fees	-	-	124	-	-	124
Net loss	-	-	-	-	(46,131)	(46,131)
Balance March 31, 2022	134,392	1,026,188	29,843	(3,487)	(224,785)	827,759

Balance, December 31, 2022	135,035	1,029,485	30,226	(3,487)	(272,222)	784,002
Shares issued on conversion of RSUs, DSUs and exercise of stock options	1,026	4,336	(4,180)	-	-	156
Shares issued pursuant to the GM investment (Note 9)	15,002	286,954	-	-	-	286,954
Cost of shares issuance (Note 9)		(15,217)	-			(15,217)
Equity compensation (Note 12)	-	-	1,244	-	-	1,244
RSUs issued in lieu of accrued bonuses	-	-	3,109	-	-	3,109
Net loss	-	-	-	-	(6,399)	(6,399)
Balance March 31, 2023	151,063	1,305,558	30,399	(3,487)	(278,621)	1,053,849

3

LITHIUM AMERICAS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

		Three Months Ended March 31,
	Note	2023	2022
		$	$
OPERATING ACTIVITIES
Net loss		(6,399)	(46,131)
Items not affecting cash and other items:
Equity compensation	12	1,244	943
Depreciation	7	573	447
Foreign exchange gain		(1,582)	-
Share of loss of Cauchari-Olaroz Project	6	2,211	1,149
Share of loss of Arena Minerals	5	370	169
Gain on modification of the loans to Exar Capital		-	(20,354)
(Gain)/loss on financial instruments measured at fair value	5,9,10	(9,568)	49,314
Other items		(2,617)	1,394
Payment of interest on the convertible notes and debt facilities		(2,264)	(3,543)
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits		(233)	(3,105)
Decrease in accounts payable and accrued liabilities		(762)	1,768
Net cash used in operating activities		(19,027)	(17,949)
INVESTING ACTIVITIES
Loans to Exar Capital	6	(37,730)	(7,350)
Contribution to Investment in Cauchari-Olaroz project	6	(716)	(346)
Proceeds from withdrawal of short-term bank deposits		75,000	-
Cash acquired as a result of Millennial acquisition		-	33,531
Transaction costs related to Millennial acquisition		-	(5,012)
Payment of Millennial's acquisition date payables		-	(17,167)
Release of escrow deposit for Millennial acquisition		-	20,000
Additions to exploration and evaluation assets	8	(161)	(247)
Additions to property, plant and equipment		(11,582)	(549)
Net cash provided by investing activities		24,811	22,860
FINANCING ACTIVITIES
Proceeds from stock option exercises	12	156	1,322
Gross proceeds from GM Transaction	9	320,148	-
Payment of expenses related to the GM transaction		(173)	-
Repayment of the subordinate loan facility		-	(24,708)
Other		99	(135)
Net cash provided/(used) in financing activities		320,230	(23,521)

Effect of foreign exchange on cash		1,582	350

CHANGE IN CASH AND CASH EQUIVALENTS		327,596	(18,260)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		194,471	510,607
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		522,067	492,347

4

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.
NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian-based resource company focused on advancing significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), a lithium brine project located in the Salar de Olaroz and Salar de Cauchari in Jujuy province, in north-western Argentina and the Thacker Pass project (“Thacker Pass”), a sedimentary-based lithium project located in the McDermitt Caldera in Humboldt County in north-western Nevada, USA. The Company also owns the Pastos Grandes lithium project (“Pastos Grandes”), a lithium brine project located in Salta province, in north-western Argentina.

The Company’s interest in Cauchari-Olaroz is held through a 44.8% ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Ganfeng Lithium Co. Ltd. (“Ganfeng”) owns 46.7% of Minera Exar with the remaining 8.5% interest held by Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the provincial government of Jujuy. Cauchari-Olaroz is in the commissioning stage and nearing first production. The Company holds a 100% interest in Thacker Pass through a wholly-owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”), a company incorporated under the laws of Nevada. Thacker Pass is in the development stage. On January 25, 2022, the Company acquired Millennial Lithium Corp. (“Millennial”) with its Argentine lithium project, Pastos Grandes, and on April 20, 2023, the Company acquired Arena Minerals Inc. (“Arena Minerals”) with its Argentine lithium project, Sal de la Puna.

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “LAC.”

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets, property, plant and equipment and the investment in Cauchari-Olaroz project are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing to complete permitting and development, and to attain future profitable operations.

2.
BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements of the Company (“Interim Financials”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The Interim Financials should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2022 (the “2022 Annual Financials”), which have been prepared in accordance with IFRS.

The Interim Financials are expressed in US dollars, the Company’s presentation currency. The same accounting policies and methods of computation have been used in the Interim Financials and 2022 Annual Financials.

5

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimation Uncertainty and Accounting policy judgments

The preparation of these Interim Financials in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The nature and number of significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are substantially the same as those that management applied to the 2022 Annual Financials, except as described below.

Accounting for the Agreements with General Motors

The Company’s accounting for the agreements with General Motors Holdings LLC (“General Motors” or “GM”), involved judgment, specifically in the Company’s assumption that its shareholders will approve an increase to GM’s shareholdings in excess of 20% and the price at which common shares will be issued pursuant to the subscription agreement for the second tranche of GM’s agreement; that in the Company’s determination the Offtake Agreement represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM (Note 9).

The fair value of the warrant and subscription agreements with GM involved estimation, which was determined using Monte Carlo simulation that required significant assumptions, including expected volatility of the Company’s share price.

Commencement of Development of Thacker Pass

The Company determined that the technical feasibility and commercial viability of Thacker Pass had been demonstrated following the release of an independent National Instrument 43-101 feasibility study (the “Thacker Pass Feasibility Study”) on January 31, 2023, the receipt of the favorable ruling from the US District Court, District of Nevada (“Federal Court”) for the issuance of the Record of Decision (“ROD”), and the receipt of notice to proceed from the Bureau of Land Management (“BLM”) on February 7, 2023. The Company entered into the engineering, procurement and construction management (“EPCM”) agreement and other construction-related contracts. Construction of Thacker Pass, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure has commenced. Accordingly, the Company transferred the capitalized costs of Thacker Pass from exploration and evaluation assets to property, plant and equipment and began to capitalize development costs starting February 1, 2023.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, management completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs is calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

6

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

3.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New IFRS Pronouncements

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on the Interim Financials.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies.

Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023. Prospective application is required on adoption. These amendments did not impact the Interim financials.

4.
CASH AND CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS

Cash and cash equivalents

	March 31, 2023	December 31, 2022
	$	$
Cash	157,914	38,141
Cash equivalents	364,153	156,330
Cash and cash equivalents	522,067	194,471

As at March 31, 2023, $3,184 of cash and cash equivalents were held in Canadian dollars (December 31, 2022 – $2,010), $518,661 in US dollars (December 31, 2022 – $192,116) and $222 were held in Argentine Pesos (December 31, 2022 – $345). Cash equivalents include investments in US treasury bills, guaranteed investment certificates (“GICs”) with two Canadian Schedule I chartered banks that mature within three months from the date of acquisition and earn interest between 3.5%-4.6% per annum and investments in short-term savings and deposit accounts with five Canadian Schedule I chartered banks.

7

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

4.
CASH AND CASH EQUIVALENTS AND SHORT-TERM BANK DEPOSITS (continued)

Short-term bank deposits

	March 31, 2023	December 31, 2022
	$	$
Short-term bank deposits	82,067	157,631

As at March 31, 2023, $82,067 of short-term bank deposits were held in US dollars (December 31, 2022 – $157,631) and included investments in GICs with two Canadian Schedule I chartered banks. Of the bank deposits as of March 31, 2023, $25,000 matured in April 2023 and $55,000 matures in July 2023. Short-term bank deposits earn interest between 3.0%-4.0% per annum.

Total interest income of $3,899 was generated during the quarter on cash and cash equivalents and short-term bank deposits.

5.
ASSOCIATES AND OTHER INVESTMENTS

The following table summarizes the Company’s associates and other investments:

	March 31, 2023	December 31, 2022
	$	$
Investment in Arena Minerals	16,906	17,276
Warrants to purchase shares in Arena Minerals	1,919	1,616
Investment in Green Technology Metals	6,637	7,451
Investment in Ascend Elements	5,000	5,000
Associates and other investments	30,462	31,343

INVESTMENT IN ASSOCIATES

INVESTMENT IN ARENA MINERALS

In 2021, the Company acquired 66,226 common shares and 21,429 share purchase warrants of Arena Minerals for total consideration of CDN$18,632 ($14,758). Each warrant entitles the holder to acquire one common share of Arena Minerals at CDN$0.25 for a period of 24 months from the date of issuance.

Pursuant to the acquisition agreement, Lithium Americas has the right (i) to participate in future Arena Minerals financings to maintain its pro rata ownership interest in Arena Minerals if the Company maintains an ownership interest of at least a 7.5%; and (ii) to appoint a nominee to the Arena Minerals board of directors if the Company maintains an ownership interest of at least 10%.

On November 14, 2022, the Company exercised warrants to purchase 14,590 common shares of Arena Minerals at an exercise price of CDN$0.25 per share for aggregate cash consideration of $2,745.

On December 20, 2022, the Company entered into an arrangement agreement with Arena Minerals pursuant to which the Company has agreed to acquire all of the issued and outstanding common shares of Arena Minerals not already owned by the Company by way of a plan of arrangement.

8

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.
ASSOCIATES AND OTHER INVESTMENTS (continued)

As at March 31, 2023, the Company owned approximately 19.9% (December 31, 2022 – 19.9%) of the issued and outstanding shares of Arena Minerals.

During the period, the Company had significant influence over Arena Minerals by virtue of its equity holdings of shares and warrants, and its nominee director to the board of Arena Minerals. As such, the investment in Arena Minerals is accounted for using the equity method. Warrants to acquire common shares of Arena Minerals are derivatives and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss.

	Common shares	Warrants
	$	$
Investment in Arena Minerals, as at December 31, 2021	13,033	7,558
Share of loss of Arena Minerals	(1,359)	-
Exercise of warrants	5,602	(2,857)
Loss on change in fair value of Arena Minerals warrants	-	(3,085)
Investment in Arena Minerals, as at December 31, 2022	17,276	1,616
Share of loss of Arena Minerals	(370)	-
Gain on change in fair value of Arena Minerals warrants	-	303
Investment in Arena Minerals, as at March 31, 2023	16,906	1,919

The Arena Minerals warrants had an estimated fair value of $1,919 at March 31, 2023. The fair value of the warrants was estimated using a Black-Scholes valuation model with the following inputs: volatility of 69.80%, risk-free rate of 3.78%, expected dividend of 0%, and expected life of 0.31 years. A gain on fair value of $303 was recognized in the statement of comprehensive loss for the three months ended March 31, 2023 (March 31, 2022 – $1,017).

The Company recognized its share of loss of $370 for three months ended March 31, 2023 (March 31, 2022 – $169), under the equity method of accounting, resulting in an investment balance of $16,906 at March 31, 2023 (December 31, 2022 – $17,276).

On April 20, 2023, the Company completed the acquisition of Arena Minerals through the purchase of all issued and outstanding shares of Arena Minerals (note 20).

OTHER INVESTMENTS

INVESTMENT IN GREEN TECHNOLOGY METALS

As at March 31, 2023, the Company holds approximately 13,301 common shares, representing 5% of the issued and outstanding shares of Green Technology Metals Limited (ASX: GT1) (“Green Technology Metals”) with an estimated fair value of $6,637 determined based on the market price of the Green Technology shares as of such date. Green Technology Metals is a North American focused lithium exploration and development company with hard rock spodumene assets in north-western Ontario, Canada.

A loss on change in fair value of Green Technology Metals Shares of $814 was recognized in the statement of comprehensive loss for the three months ended March 31, 2023 (2022 – $Nil).

9

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

5.
ASSOCIATES AND OTHER INVESTMENTS (continued)

INVESTMENT IN ASCEND ELEMENTS

On July 18, 2022, the Company made a $5,000 investment in Ascend Elements, Inc. (“Ascend Elements”), a private US based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preferred shares. Holders of these shares have a right to a dividend at a rate of 8% per annum of the issue price (only if and when declared by the board of Ascend Elements), preferential rights upon liquidation, a right to convert preferred shares to common shares and other customary preferences.

As at March 31, 2023, the Company holds approximately 806 series C-1 preferred shares of Ascend Elements with an estimated fair value of $5,000.

6.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT

As at March 31, 2023, the Company, Ganfeng and JEMSE are 44.8%, 46.7% and 8.5% shareholders, respectively, of Minera Exar, the company that holds all rights, title and interest in and to Cauchari-Olaroz, which is located in the Jujuy province of Argentina. The Company and Ganfeng are parties to a shareholders’ agreement concerning management of the project and are entitled to the project’s production offtake on a 49%/51% basis. Construction costs are also shared on the same 49%/51% pro rata basis between the Company and Ganfeng. The shareholders’ agreement regulates key aspects of governance of the project, which provides the Company with significant influence over Minera Exar and strong minority shareholder protective rights.

In addition, the Company and Ganfeng are 49% and 51% shareholders, respectively, in Exar Capital, a company that provides financing to Minera Exar for the purpose of advancing construction of Cauchari-Olaroz (the investment in Minera Exar and investment in Exar Capital together, the “Investment in Cauchari-Olaroz project”). Minera Exar and Exar Capital are accounted for using the equity method of accounting.

Loans to Minera Exar and Exar Capital

The Company has entered into loan agreements with Minera Exar and Exar Capital to fund the construction of Cauchari-Olaroz. Changes in the loans’ balances are summarized below.

$
Loans to Exar Capital, as at December 31, 2021	70,856
Remeasurement due to extinguishment of the loans to Exar Capital	54,991
Loans to Exar Capital	79,674
Accrued interest	17,601
Loans to Exar Capital, as at December 31, 2022	223,122
Loans to Exar Capital	37,730
Accrued interest	6,809
Loans to Exar Capital, as at March 31, 2023	267,661

Starting from January 1, 2022, as agreed between the Company and Ganfeng, all loans by both the Company and Ganfeng to Exar Capital were amended to introduce interest.

10

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Loans advanced starting in 2022 carry an interest rate of the Secured Overnight Financing Rate (“SOFR”) plus 10.305%. SOFR is a benchmark interest rate for dollar-denominated loans and derivatives established as an alternative benchmark rate to the London Inter-Bank Offered Rate (“LIBOR”), which is being gradually phased out.

During three months ended March 31, 2023, loans were provided by the Company to Exar Capital in the amount of $37,730, and by Ganfeng in the amount of $39,270. Such loans funded the Company’s and Ganfeng’s respective 49% and 51% share of Cauchari-Olaroz construction costs. The maturity of the loans is 7 years from the date of drawdown.

During the three months ended March 31, 2023, Minera Exar obtained debt financing in the form of loans totaling $77,000 from third parties to fund construction. Accumulated amount of such loans obtained from third parties as of March 31, 2023 is $157,000 and they include loans totaling $50,000 that are secured with a bank letter of credit arranged by Ganfeng. The Company has in turn provided a guarantee to Ganfeng in the amount of $19,600 for the loans. Remaining third-party loans are secured by letters of credit provided by Exar Capital.

Investment in Cauchari-Olaroz Project

Changes in the Investment in Cauchari-Olaroz Project are summarized below:

$
Investment in Cauchari-Olaroz Project, as at December 31, 2021	156,281
Remeasurement due to extinguishment of the loans to Exar Capital	(34,637)
Contribution to Investment in Cauchari-Olaroz Project	3,138
Share of loss of Cauchari-Olaroz Project	(57,016)
Elimination of unrealized gain on intercompany transactions	(26,259)
Investment in Cauchari-Olaroz Project, as at December 31, 2022	41,507
Contribution to Investment in Cauchari-Olaroz Project	716
Share of loss of Cauchari-Olaroz Project	(2,211)
Investment in Cauchari-Olaroz Project, as at March 31, 2023	40,012

In Q2 2022, certain of the loans provided by Exar Capital to Minera Exar were amended to introduce a revised repayment mechanism linked to the implied market foreign exchange rate in Argentina. This change in the loans’ terms resulted in an extinguishment of these loans and the recognition of a related loss. Subsequent to the amendment, the revised repayment feature gives rise to the existence of an embedded derivative in the loans payable by Minera Exar which is required to be measured at fair value at each reporting date.

As of January 1, 2023, the Company’s investment in Minera Exar was $902 and contributions to the investment in Minera Exar during the three months ended March 31, 2023 were $716. Since the Company’s share of Minera Exar loss for Q1 2023 exceeded the carrying value of the investment in Minera Exar, the Company recognized its share of loss equal to the carrying value of the investment in Minera Exar of $1,618. The recognized and unrecognized share of Minera Exar losses were $1,618 and $10,262 respectively for the three months ended March 31, 2023. The Company’s share of Exar Capital loss was $593 for the three months ended March 31, 2023.

11

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

6.
INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Minera Exar’s Commitments and Contingencies

As at March 31, 2023, Minera Exar had the following commitments (on a 100% basis):

•
Annual royalty of $200 due in May of every year and expiring in 2041.

•
Aboriginal programs agreements with seven communities located in the Cauchari-Olaroz project area having terms ranging from five to thirty years. The annual fees due are $400 in 2023 and $503 between 2024 and 2061, assuming that such agreements are extended for the life of the project. The annual fees are subject to change. Minera Exar’s obligations to make the payments are subject to continued development of the project and commencement and continuation of production operations for the project.

•
Commitments related to construction contracts of $465.

7.
PROPERTY, PLANT AND EQUIPMENT

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Cost
As at December 31, 2021	-	-	1,316	5,016	6,332
Additions	-	1,571	2,640	-	4,211
Disposals	-	103	1,035	1,051	2,189
As at December 31, 2022	-	1,674	4,991	6,067	12,732
Transfers from E&E (Note 8)	9,514	-	-	-	9,514
Additions	15,228	1,365	17	1,066	17,676
As at March 31, 2023	24,742	3,039	5,008	7,133	39,922

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Accumulated depreciation
As at December 31, 2021	-	-	814	1,150	1,964
Depreciation for the period	-	106	513	1,123	1,742
As at December 31, 2022	-	106	1,327	2,273	3,706
Depreciation for the period	-	27	163	383	573
As at March 31, 2023	-	133	1,490	2,656	4,279

	Thacker Pass Project	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$	$
Net book value
As at December 31, 2022	-	1,568	3,664	3,794	9,026
As at March 31, 2023	24,742	2,906	3,518	4,477	35,643

1 The “Other” category includes right of use assets with a cost of $4,646 and $1,866 of accumulated depreciation as at March 31, 2023.

12

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

8.
EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets were as follows:

	Thacker Pass	Millennial Projects	General Exploration	Total
	$	$	$	$
Total exploration and evaluation assets
As at December 31, 2022	9,514	339,131	-	348,645
Additions	-	111	50	161
Transfers to PP&E (Note 7)	(9,514)	-	-	(9,514)
As at March 31, 2023	-	339,242	50	339,292

Upon commencement of development of Thacker Pass, the Company transferred the capitalized costs of Thacker Pass from exploration and evaluation assets to property, plant and equipment and began to capitalize development costs starting February 1, 2023 (Note 3).

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, management completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs was calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

The Company has certain commitments for royalty and other payments to be made on the Thacker Pass project and Pastos Grandes project as set out below. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the respective projects.

Thacker Pass:

•
20% royalty on revenue solely in respect of uranium;
•
8% gross revenue royalty from ores extracted, mined or removed from the property up to a cumulative payment of $22,000. The royalty will then be reduced to 4% for the life of the project. The Company has the option at any time to reduce the royalty to 1.75% upon payment of $22,000; and
•
Option payments of $2,887.5 payable in Q3 2023 to purchase water rights.

Pastos Grandes:

•
1.5% royalty on the gross operating revenues from production from certain Pastos Grandes claims, payable to the original vendors of the project; and
•
royalties to a maximum of 3% over net-back income, payable to the Salta Province.

13

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.
AGREEMENTS WITH GENERAL MOTORS

On January 30, 2023, the Company entered into an agreement with GM, pursuant to which GM has agreed to make a $650,000 equity investment in two tranches (the “Transaction”). The Company has agreed to use the proceeds from the Transaction for the development of Thacker Pass. On February 16, 2023, the first tranche of $320,148 closed, resulting in GM’s purchase of 15,002 common shares of the Company. In connection with the first tranche of GM’s investment, the Company and GM also entered into (a) a warrant agreement and a subscription agreement (“GM Tranche 2 Agreements”), each in relation to a second tranche investment of up to $330,000; (b) an offtake agreement to supply GM with lithium carbonate production from Thacker Pass (the “Offtake Agreement”); and (c) an investor rights agreement.

GM Tranche 2 Agreements

GM and the Company will implement the second tranche investment either through the exercise of the warrants or a purchase of common shares under the subscription agreement (which would result in the automatic termination of the warrants).

In accordance with the warrant agreement, GM may acquire 11,891 common shares of the Company at $27.74 per share for an aggregate purchase price of $329,852. The warrants expire in February 2026, except as described below. Unless terminated earlier, the warrant is exercisable if the contemplated separation of the Argentine and US businesses has not occurred prior to December 31, 2023, the Company announces separation will not occur, or there has been a change of control of the Company.

Under the second tranche subscription agreement which expires in August 2024, GM will purchase common shares of the Company subject to the satisfaction of certain conditions precedent, including the condition that the Company secures sufficient funding to complete the development of Phase 1 for Thacker Pass (“the Funding Condition"). The subscription agreement calls for an aggregate purchase price up to $330,000, with the number of shares determined using a conversion price equal to the lower of (a) 5-day volume weighted average share price (which becomes fixed upon notice the Funding Condition has been met) and (b) $27.74 per share, subject to approval by the Company’s shareholders.

As of March 31, 2023, GM owns 9.9% of the Company’s outstanding common shares. Pursuant to the GM Tranche 2 Agreements, GM’s investment is limited to 19.9% of the Company’s common shares. The Company is required to seek approval from its shareholders to (a) increase the maximum number of shares that can be held by GM, in which case the maximum will be 30% of issued and outstanding common shares; and (b) authorize the ceiling price of $27.74 per share in the subscription agreement. Upon approval of the ceiling price in the subscription agreement, the warrant is automatically terminated.

In the event the Company’s contemplated separation of the Argentine and US businesses (“[Lithium Americas (NewCo)]”) is completed before the closing of the second tranche, the warrants and the subscription agreement will be automatically cancelled for 1 common share each and, in their place, new warrant and subscription agreements will be executed by Lithium Americas (NewCo). The terms of the Lithium Americas (NewCo) warrant and subscription agreement will substantially mirror the agreements previously executed by the Company, subject to the shares and price being adjusted by the Lithium Americas (NewCo) value ratio, such that GM’s second tranche investment of up to $330,000 will be made in Lithium Americas (NewCo).

The GM Tranche 2 Agreements are treated as a single combined derivative since the Agreements may result in the issuance of a variable number of shares for the fixed subscription price, initially measured at fair value and subsequently carried at fair value through profit and loss.

14

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

9.
AGREEMENTS WITH GENERAL MOTORS (continued)

Upon receipt of the first tranche investment, the Company recorded the GM Tranche 2 Agreements derivative at a fair value of $33,194, and the balance of the investment of $286,954 to common shares.

Financial advisory fees of approximately $16,803 and other transaction costs of $174 were accrued or paid in connection with the closing of the first tranche. The $1,760 portion of the transaction costs related to the GM Tranche 2 Agreements derivative were expensed. Transactions costs of $15,217 attributable to the common shares issued were recorded as a share issuance cost in equity. Financial advisory fees of $6,227 will become payable upon completion of the closing of the second tranche of GM’s investment.

Changes in the value of the GM Tranche 2 Agreements are summarized below:

$
GM transaction derivative liability
On initial recognition as of January 30, 2023	(33,194)
Gain on change in fair value	9,060
As of March 31, 2023	(24,134)

The fair value of the derivative as of January 30, 2023 was determined using Monte Carlo simulation, with the following inputs: volatility of 58.34%, share price of $21.99, a risk-free rate of 4.77%, and an expected dividend of 0%. The fair value of the derivative as of March 31, 2023 was estimated with the following inputs: volatility of 56.32%, share price of $21.76, a risk-free rate of 4.49%, and an expected dividend of 0%. A gain on change in the fair value of the derivative for the period from issuance to March 31, 2023 of $9,060 was recognized in the statement of comprehensive loss.

Valuation of the derivative is sensitive to changes in the Company’s share price and the assumed volatility of the Company’s share price. The gain was driven by changes in the underlying valuation assumptions, including the decrease as at March 31, 2023 compared to January 30, 2023, of the Company’s market share price from $21.99 to $21.76, a decrease in volatility assumption from 58.34% to 56.32%, and a decrease in risk-free rate from 4.77% to 4.49%. A reduction/increase of the Company’s share price by 10% would result in a corresponding reduction/increase of the derivative value by 40% and 46% respectively. A reduction/increase of the volatility assumption by 10% would result in a corresponding reduction/increase of the derivative value by 32% and 35% respectively.

Offtake Agreement

Pursuant to the Offtake Agreement, GM may purchase up to 100% of Thacker Pass Phase 1 production at a price based on prevailing market rates. The term of the arrangement for Phase 1 production is ten years, subject to a five-year extension at GM’s option and other limited extensions. The Company has also granted GM a right of first refusal on Thacker Pass Phase 2 production. The volume available under the Offtake Agreement is subject to the receipt of the second tranche of GM’s investment and may be reduced proportionately in certain circumstances if GM’s remaining investment is less than $330,000.

10.
CONVERTIBLE NOTES

On December 6, 2021, the Company closed an offering (the “Offering”) of $225,000 aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes” or “Notes”). The Company used a portion of the net proceeds from the Offering to repay in full its $205,000 senior secured credit facility. On December 9, 2021, the initial purchasers under the Offering exercised in full their option to purchase up to an additional $33,750 aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258,750.

15

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

10.
CONVERTIBLE NOTES (continued)

The Convertible Notes represent financial instruments that include a debt host accounted for at amortized cost and conversion option and redemption option derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss. These derivatives are accounted for together as a single derivative when separated from the debt host.

	Debt host	Convertible note derivative	Total
	$	$	$
Convertible notes
As at December 31, 2021	153,156	83,000	236,156
Gain on change in fair value of convertible notes derivative	-	(47,655)	(47,655)
Accrued Interest	20,496	-	20,496
Interest payment	(2,755)	-	(2,755)
Reclassification of short-term accrued interest to short-term liability	(1,770)	-	(1,770)
As at December 31, 2022	169,127	35,345	204,472
Gain on change in fair value of convertible notes derivative	-	(1,018)	(1,018)
Accrued Interest	5,357	-	5,357
Interest payment	(188)	-	(188)
Reclassification of short-term accrued interest to short-term liability	(944)	-	(944)
As at March 31, 2023	173,352	34,327	207,679

The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation with the following inputs: volatility of 57.67%, a risk-free rate of 3.80%, an expected dividend of 0%, and a credit spread of 7.28%. A gain on change in fair value for the three months ended March 31, 2023, of $1,018 was recognized in the statement of comprehensive loss. On January 13, 2023, the Company paid interest of $2,264 due under its Convertible Notes. Accrued interest for the three months ended March 31, 2023, of $5,357 was recognized as finance costs in the statement of comprehensive loss.

Valuation of the embedded derivative is highly sensitive to changes in the Company’s share price and to a lesser extent to changes in the risk-free interest rate and the assumed volatility of the Company’s share price. The gain on change in fair value of the derivative for the three months ended March 31, 2023 was driven by changes in the underlying valuation assumptions, including decreases as at March 31, 2023 compared to December 31, 2022, in the volatility assumption from 64.75% to 57.67% and risk-free interest rate from 4.13% to 3.80%, partially offset by an increase in the Company's market share price from $18.95 to $21.76.

A reduction/increase of the Company’s share price by 10% would result in a corresponding reduction/increase of the embedded derivative value by 18.8% and 20.0% respectively.

The Convertible Notes are unsecured and accrue interest payable semi-annually in arrears at a rate of 1.75% per annum payable on January 15th and July 15th of each year, beginning on July 15, 2022. Prior to October 15, 2026, the Notes are convertible at the option of the holders during certain periods, upon the satisfaction of certain conditions which are disclosed in the 2022 Annual Financials. Holders of Convertible Notes have the right to require the Company to repurchase their Convertible Notes upon the occurrence of certain events.

16

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

11.
OTHER LIABILITIES

Other liabilities consist of $2,021 in lease liabilities and $3,547 in mining contractor liability. The mining contractor liability balance includes $3,500 received by Lithium Nevada from a mining contractor pursuant to a mining design, consulting and mining operations service agreement for Thacker Pass entered into by Lithium Nevada in Q2 2019.

Lithium Nevada will pay a success fee to the mining contractor of $4,675 upon achieving certain commercial mining milestones or repay the $3,500 advance without interest if such commercial mining milestones are not met.

12.
SHARE CAPITAL AND EQUITY COMPENSATION

Share Capital

On February 16, 2023, the Company issued 15,002 common shares as part of the closing of the first tranche of GM’s investment (see Note 9).

On January 25, 2022, the Company closed the acquisition of 100% of Millennial and issued 13,199 shares to Millennial shareholders.

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting. In addition, independent directors are awarded deferred share units (“DSUs”), generally as partial compensation for their services as directors. DSUs may be redeemed by directors for common shares upon retirement or termination from the Board. The Plan also permits the grant of incentive stock options exercisable to purchase common shares of the Company (“stock options”); however, generally the Company has granted RSUs, PSUs and DSUs over stock options under its equity compensation program since 2018. The Plan is a “fixed plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 16% of the Company’s issued and outstanding common shares as of April 1, 2020, or 14,401 shares.

Restricted Share Units

During the three months ended March 31, 2023, the Company granted 252 (2022 – 135) RSUs to its employees and consultants. The total estimated fair value of the RSUs was $6,368 (2022 – $3,343) based on the market value of the Company’s shares on the grant date. As at March 31, 2023, there was $4,627 (2022 – $2,749) of total unamortized compensation cost relating to unvested RSUs. During the three months ended March 31, 2023, equity compensation expense related to RSUs of $204 was charged to expenses (2022 – $408). In Q1 2023, 252 RSUs were issued for 2022 annual bonuses and included in $3,109 of accrued liabilities.

17

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.
SHARE CAPITAL AND EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2021	2,355
Converted into shares	(114)
Granted	140
Forfeited	(14)
Balance, RSUs outstanding as at December 31, 2022	2,367
Converted into shares	(365)
Granted	252
Balance, RSUs outstanding as at March 31, 2023	2,254

Deferred Share Units

During the three months ended March 31, 2023, the Company did not grant any DSUs (2022 – 4). The total estimated fair value of DSUs granted during the three months ended March 31, 2023 was $Nil (2022 – $124). In April 2023, the Company granted 8 DSUs with the total estimated fair value of $165 as compensation to independent directors.

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2021	242
Granted	23
Converted into common shares	(13)
Balance, DSUs outstanding as at December 31, 2022 and March 31, 2023	252

Stock Options

No stock options were granted by the Company during three months ended March 31, 2023 and 2022.

A summary of changes to outstanding stock options is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2021	1,682	7.06
Exercised	(992)	(6.73)
Balance, stock options outstanding as at December 31, 2022	690	7.54
Exercised	(690)	(7.54)
Balance, stock options outstanding as at March 31, 2023	-	-

The weighted average share price at the time of exercise of stock options during three months ended March 31, 2023 was CDN$32.26 (2022 – CDN$40.24).

18

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

12.
SHARE CAPITAL AND EQUITY COMPENSATION (continued)

During three months ended March 31, 2023, 670 (2022 – 70) stock options were exercised under the cashless exercise provision of the Plan, resulting in the issuance of 525 (2022 – 60) shares of the Company.

Performance Share Units

204 PSUs were granted by the Company during three months ended March 31, 2023 (2022 – 73). As at March 31, 2023, there was $9,357 (2022 – $4,642) of total unamortized compensation cost relating to unvested PSUs.

The fair value of the PSUs is estimated on the date of grant using a valuation model based on a Monte Carlo simulation with the following assumptions used for the grants made during the period:

	February 8,	January 28,
	2023	2022
Number of PSUs granted	204	73
Risk-free interest rate	4.15%	1.39%
Dividend rate	0%	0%
Annualized volatility	88.5%	82.8%
Peer Group average volatility	57.57%	55.73%
Estimated forfeiture rate	10.0%	10.0%
Fair value per PSU granted	38.84	41.99

During the three months ended March 31, 2023, equity compensation expense related to PSUs of $783 was charged to operating expenses (2022 – $535). A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000’s)
Balance, PSUs outstanding as at December 31, 2021	744
Granted	73
Forfeited	(51)
Balance, PSUs outstanding as at December 31, 2022	766
Granted	204
Converted	(62)
Balance, PSUs outstanding as at March 31, 2023	908

19

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.
RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity-accounted investee, has entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Americas:

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Caucharí-Olaroz project.
•
Expenditures under the construction services contract for the Caucharí-Olaroz project with Magna Construcciones S.R.L. (“Magna”) were $589 for three months ended March 31, 2023.
•
Service agreement with a consortium owned 49% by Magna. The agreement entered into Q1 2022, is for servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term, for total consideration of $68,000 (excluding VAT).

During the three months ended March 31, 2023, director’s fees paid by Minera Exar to its President, who is also a director of Lithium Americas, totaled $18 (2022 - $18).

The amounts due by Minera Exar to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment. Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder of the Company, are disclosed in Note 6.

In March 2023, an agreement was entered into with the Company’s VP, Corporate Development to provide corporate development services following the Company’s contemplated separation of its U.S. and Argentine business. The agreement is effective as of the earlier of completion of the contemplated separation or August 1, 2023 and has an aggregate value over three years of $3,200.

Upon the retirement of the Company’s former Chief Financial Officer in April 2023, an agreement was entered into on April 20, 2023 providing for a payment of $315 for delaying his retirement, a payment under the terms of his contract of approximately $24 and a grant of restricted share units with a value of approximately $664 to be made by the Company. The parties further agreed to enter into a Consulting Agreement, which was entered into effective April 24, 2023, for the provision of advisory services for a one-year term, unless extended by mutual agreement of the parties. The aggregate value of the consulting agreement over its term is $180.

Compensation of Key Management

Key management are the Company’s board of directors, and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	Three Months Ended March 31,
	2023	2022
	$	$
Equity compensation	676	435
Salaries, bonuses, benefits and directors’ fees included in general & administrative expenses	828	710
Salaries, bonuses and benefits included in exploration expenditures	153	90
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	141	141
	1,798	1,376

20

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

13.
RELATED PARTY TRANSACTIONS (continued)

	March 31, 2023	December 31, 2022
	$	$
Total due to directors and executive team	591	3,363

14.
GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses:

	Three Months Ended March 31,
	2023	2022
	$	$
Salaries, benefits and directors' fees	2,549	1,594
Office and administration	746	740
Professional fees	1,888	832
Regulatory and filing fees	174	75
Travel	205	90
Investor relations	239	113
Depreciation	157	85
	5,958	3,529

15.
EXPLORATION AND EVALUATION EXPENDITURES

Thacker Pass exploration and evaluation expenditures were expensed until January 31, 2023. The Company began to capitalize development costs related to Thacker Pass starting February 1, 2023 (note 3). The following table summarizes the Company’s exploration and evaluation expenditures:

	Three Months Ended March 31,
	2023				2022
	Thacker Pass	Millennial Projects	Other	Total	Thacker Pass	Millennial Projects	Total
	$	$	$	$			$
Engineering	2,517	-	-	2,517	5,868	-	5,868
Consulting and salaries	2,350	601	208	3,159	2,000	95	2,095
Permitting and environmental	268	-	-	268	763	2	765
Field supplies and other	71	1,071	-	1,142	270	528	798
Depreciation	196	57	-	253	317	45	361
Drilling and geological expenses	223	38	-	261	322	-	322
Total exploration expenditures	5,625	1,767	208	7,600	9,539	670	10,209

21

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

16.
FINANCE COSTS

The following table summarizes the Company’s finance costs:

	Three Months Ended March 31,
	2023	2022
	$	$
Interest on convertible notes	5,357	4,855
Interest on credit facilities	-	335
Other	79	122
	5,436	5,312

17.
FINANCE AND OTHER INCOME

The following table summarizes the Company’s finance and other income:

	Three Months Ended March 31,
	2023	2022
	$	$
Interest on loans to Exar Capital	6,808	3,316
Interest on cash and cash equivalents and deposits	3,899	313
Other	144	161
	10,851	3,790

18.
SEGMENTED INFORMATION

The Company operates in three operating segments in three geographical areas. As of March 31, 2023, Thacker Pass and Cauchari-Olaroz are development stage projects, while the projects included under the Millennial Projects reportable segment are in the exploration and evaluation stage.

The Company’s reportable segments and corporate assets are summarized in the following tables:

	Thacker Pass $	Cauchari- Olaroz $	Millennial Projects $	Corporate $	Total $
As at March 31, 2023
Property, plant and equipment	28,460	-	5,863	1,320	35,643
Exploration and evaluation assets	-	-	339,227	65	339,292
Total assets	35,076	314,628	354,116	624,563	1,328,383
Total liabilities	(13,383)	-	(3,086)	(258,065)	(274,534)
For the three months ended March 31, 2023
Property, plant and equipment additions	24,881	-	1,668	641	27,190
Net loss	(5,779)	4,741	(672)	(4,689)	(6,399)
Exploration expenditures	(5,625)	-	(1,766)	(209)	(7,600)
Depreciation	(358)	-	(58)	(157)	(573)

22

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

18.
SEGMENTED INFORMATION (continued)

	Thacker Pass $	Cauchari- Olaroz $	Millennial Projects $	Corporate $	Total $
As at December 31, 2022
Property, plant and equipment	3,936	-	4,251	839	9,026
Exploration and evaluation assets	9,677	-	338,968	-	348,645
Total assets	16,162	271,442	353,687	375,257	1,016,548
Total liabilities	(16,021)	-	(2,304)	(214,221)	(232,546)
For the three months March 31, 2022
Property, plant and equipment additions	529	-	-	34	563
Net (loss)/income	(9,946)	22,665	(58,036)	(814)	(46,131)
Exploration expenditures	(9,539)	-	-	(670)	(10,209)
Depreciation	(317)	-	(45)	(85)	(447)

The Company’s non-current assets are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at March 31, 2023	909	28,459	402,485	431,853
As at December 31, 2022	791	12,963	402,700	416,454

1 Non-current assets attributed to geographical locations exclude financial and other assets.

19.
FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Warrants acquired as part of the Arena Minerals investment, common shares acquired as part of the Green Technology Metals and Ascend Elements investments, the convertible note derivative, and the GM Tranche 2 Agreements derivative are measured at fair value on the statement of financial position on a recurring basis. Cash and cash equivalents, receivables, and the debt host of the Convertible Notes are measured at amortized cost on the statement of financial position. As at March 31, 2023, the fair value of financial instruments measured at amortized cost approximates their carrying value.

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LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19.
FINANCIAL INSTRUMENTS (continued)

Green Technology Metals shares (Note 5) are classified at level 1 of the fair value hierarchy, Arena Minerals warrants (Note 5), the GM Tranche 2 Agreements derivative (Note 9), and the convertible note derivative (Note 10) are classified at level 2 of the fair value hierarchy and the Ascend Elements preference shares (Note 5) are classified at level 3 of the fair value hierarchy.

The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and monitored, and that the capital base maintained by the Company is adequate in relation to those risks. The principal risks which impact the Company’s financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital.

The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing the majority of its cash and cash equivalents with two major financial institutions, US treasury bills and investing in only short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks with expected credit losses estimated to be de minimis. The Company and its subsidiaries and investees including Minera Exar, may from time to time make short-term investments into Argentine government securities, financial instruments guaranteed by Argentine banks and other Argentine securities. These investments may or may not realize short-term gains or losses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long-term.

As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending or that of its investees is related to capital programs. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary. As at March 31, 2023, the Company had cash and cash equivalents and a short-term bank deposits balance of $604,134 to settle current liabilities of $60,809.

The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	Years ending December 31,
	2023	2024	2025	2026 and later	Total
	$	$	$	$	$
Convertible senior notes	2,264	4,528	4,528	265,542	276,862
Accounts payable and accrued liabilities	34,428	-	-	-	34,428
Obligations under office leases¹	1,070	1,328	684	482	3,564
Other obligations¹	51	8,154	-	-	8,205
Total	37,813	14,010	5,212	266,024	323,059

¹Include principal and interest/finance charges.

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LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

19.
FINANCIAL INSTRUMENTS (continued)

Market Risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, affects the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk as described below.

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company’s functional currency is United States dollars (“US$”) and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees.

The Company and its subsidiaries and associates have a US$ functional currency. As at March 31, 2023, the Company held $3,184 in CDN$ and $222 in ARS$ denominated cash and cash equivalents. Strengthening/(weakening) of a US$ exchange rate versus CDN$ and ARS$ by 10% would have resulted in a foreign exchange (loss)/gain for the Company of $318 and $22 respectively as at March 31, 2023.

20.
SUBSEQUENT EVENTS
a)
On April 20, 2023, the Company announced the completion of the previously announced plan of arrangement (the “Arrangement”) whereby the Company acquired all of the issued and outstanding common shares of Arena Minerals. Pursuant to the Arrangement, Arena Minerals shareholders received 0.0226 of a common share of Lithium Americas and $0.0001 in cash in exchange for each common share of Arena Minerals held immediately prior to the closing of the Arrangement. In aggregate, the Company issued approximately 8,400 common shares under the Arrangement to former Arena Minerals securityholders as consideration for their respective common shares and convertible securities of Arena Minerals.
b)
On May 15, 2023, the Company’s Board of Directors unanimously approved the execution of an arrangement agreement providing for the reorganization of the Company that will result in the separation of its North American and Argentine business units into two independent public companies (the “Separation”). Completion of the Separation is subject to customary conditions and approvals, including the receipt of the Canada Revenue Agency ruling, all required third party approvals, court, tax, stock exchange (including the listing of the North American business unit company’s common shares on the TSX and the NYSE) and regulatory approvals and shareholder approval.

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